Exhibit 1.01

BRP Inc. has included this Conflict Minerals Report as an exhibit to its Form SD for the period from January 1, 2024 to December 31, 2024 as provided for in Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”). The date of filing of this Conflict Minerals Report is May 31, 2024.

Unless the context indicates otherwise, the terms “Company”, “BRP”, “we”, “us”, or “our” refer to BRP Inc. and its consolidated subsidiaries. As used herein, “Conflict Minerals” or “3TG” is defined as, consistent with the Conflict Minerals Rule, cassiterite, columbite-tantalite (coltan), gold, wolframite and the derivatives tin, tantalum and tungsten.

COMPANY OVERVIEW

BRP Inc. is a global leader in the world of powersports products, propulsion systems and boats built on over 80 years of ingenuity and intensive consumer focus. Through its portfolio of industry-leading and distinctive brands featuring Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft and pontoons, Can-Am on and off-road vehicles, Quintrex boats, Manitou pontoons and Rotax marine propulsion systems as well as Rotax engines for karts and recreational aircraft, BRP unlocks exhilarating adventures and provides access to experiences across different playgrounds. The Company completes its lines of products with a dedicated parts, accessories and apparel portfolio to fully optimize the riding experience. Committed to growing responsibly, BRP is developing electric models for its existing product lines. Headquartered in Quebec, Canada, BRP had annual sales of CA$7.8 billion from over 130 countries and employed approximately 16,500 driven, resourceful people as of January 31, 2025.

We do not source 3TG from smelters or refiners and have no direct relationships with mines, and we believe that we are in at least most cases many levels removed from all of these market participants. However, through the efforts described in this Conflict Minerals Report, we seek to ensure that the 3TG in our products is responsibly sourced.

REASONABLE COUNTRY OF ORIGIN INQUIRY

For 2024, BRP determined that 3TG were necessary to the functionality or production of products that it manufactured or contracted to be manufactured. Therefore, BRP conducted a reasonable country of origin inquiry (“RCOI”) within the meaning of the Conflict Minerals Rule to determine whether any of the 3TGs in its in-scope products originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively referred to as the “Covered Countries”), and were not from recycled or scrap sources.

For our RCOI, to the extent applicable, we utilized the same processes and procedures as for our due diligence, in particular Steps 1 and 2 of the Organisation for Economic Co-Operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related supplements for gold, tin, tantalum and tungsten (the “OECD Guidance”). The OECD Guidance is discussed further below.

Based on our RCOI, in-scope BRP products may contain 3TGs that originated in the Covered Countries and/or may be from recycled or scrap sources. In accordance with the Conflict Minerals Rule, BRP exercises due diligence, and do not intentionally source from specific smelters connected to DRC or the Covered Countries.

DUE DILIGENCE PROGRAM

Due Diligence Framework

BRP designed its due diligence measures to conform, in all material respects, with the applicable portions of the OECD Guidance. The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. Selected elements of our due diligence program are discussed below. The headings below conform to the headings used in the OECD Guidance for each of the five steps.

Selected Elements of Due Diligence Program

1)	Establish Strong Company Management Systems

Conflict Minerals Policy and Supplier Code of Conduct

BRP has a conflict minerals policy articulating its 3TG minerals supply chain due diligence process and BRP’s commitments to reporting obligations regarding conflict minerals. The policy is available online and can be found here: www.brp.com/en/about-brp/ethics---compliance.html . Information found on or accessed through this website is not considered part of this report and is not incorporated by reference herein.

BRP is committed to the highest standards of product quality and business integrity in its dealings with suppliers and ensuring that working conditions in our supply chain are safe, that workers are treated with respect and dignity, and that manufacturing processes are environmentally and socially responsible. The BRP Third Party Code of Conduct can be found here https://www.brp.com/en/our-partners/supplier/business-partners-documentation.html .

Internal Compliance Team

BRP has a cross-functional 3TG compliance team led by its Director Intellectual Property & Product Compliance. The 3TG compliance team is responsible for implementing BRP’s 3TG compliance strategy and briefing senior management about the results of our 3TG due diligence.

BRP also uses a third-party service provider (the “Service Provider”) to assist with supplier outreach and validating and evaluating information relating to 3TG usage and sourcing received from suppliers. Some of the activities described in this report have been undertaken by the Service Provider on our behalf. We also utilized specialist(s) outside counsel in connection with selected aspects of our program.

Control Systems and Supplier Engagement

We utilize the Conflict Minerals Reporting Template (the “CMRT”) developed by the Responsible Minerals Initiative (the “RMI”) to identify smelters and refiners in our supply chain. The CMRT requests suppliers to provide information concerning the usage and source of 3TG in their products, as well as information concerning their related compliance efforts. As earlier noted, we utilize the Service Provider to conduct our supplier outreach and follow-up, as well as for the validation and evaluation of supplier responses. BRP also engages with suppliers directly to request CMRTs. BRP has developed an internal procedure that provides for supplier engagement escalation and corrective action if a supplier is not responsive to our CMRT requests.

The Service Provider provides training and educational materials to suppliers to enhance the quality of responses.

We also include in supplier contracts a clause requiring suppliers to provide information about the source of 3TG in the products they sell to us.

Grievance Mechanisms

BRP has multiple grievance mechanisms whereby employees and suppliers can report violations of BRP’s policies, including relating to sourcing of 3TG. Employees and suppliers may anonymously report suspected violations using our Whistleblower Hotline. www.brp.com/en/about-brp/ethics---compliance.html

Records Maintenance

We maintain business records relating to 3TG due diligence, including records of due diligence processes, findings and resulting decisions, for at least five years.

2)	Identify and Assess Risk in the Supply Chain

BRP provided a list of suppliers and parts associated with its in-scope products to the Service Provider. Our outreach for 2024 included more than 1300 suppliers. We requested in writing, through the Service Provider, that these suppliers provide us with a completed CMRT. The Service Provider followed up by email or phone on our behalf with suppliers that did not respond to the request within the specified time frame. The Service Provider followed up multiple times with non-responsive suppliers. BRP directly contacted some suppliers that were unresponsive to the Service Provider’s communications, requesting that these suppliers complete the CMRT and submit it to the Service Provider.

The Service Provider, on our behalf, reviewed supplier responses against its written review criteria to identify incomplete responses, potential errors and inaccuracies in the CMRTs. The Service Provider followed up by email with suppliers that submitted a response that triggered specific quality issues relating to completeness and accuracy. In addition, smelter and refiner information provided by suppliers was reviewed by the Service Provider against the RMI’s list of known smelters and refiners. To the extent that a smelter or refiner identified by a supplier is not on that list, the Service Provider may take additional steps to attempt to determine whether the listed entity is a smelter or refiner. Smelter and refiner information also was reviewed against the lists of Conformant and Active (as later defined) smelters and refiners published by the RMI. To the extent that a smelter or refiner identified by a supplier was not listed as Conformant by the RMI, the Service Provider undertook an additional review to attempt to determine whether that smelter or refiner obtained 3TG from sources that directly or indirectly financed or benefitted armed groups in the Covered Countries. The Service Provider attempted to reach out to the smelter or refiner directly or via their associated metals groups and conducted research to gain more information about the smelter’s or refiner’s sourcing practices, including the countries of origin of the minerals that it processes, the transit and transfer of the minerals that it processes and whether it has in place internal due diligence procedures or other processes to track the chain-of-custody of its 3TG.

Suppliers that identified specific smelters or refiners of concern on their CMRT were contacted by the Service Provider to inform them of the potential for risk, to provide guidance on corrective actions, and to evaluate whether or not these smelters and refiners could be connected to BRP’s products. The suppliers were asked to complete a user-defined or product-level CMRT specific to the materials, products or piece parts purchased by BRP, rather than a company-level CMRT, to better identify the connection to products that they supply to BRP. Other suppliers were evaluated internally to determine if they were still active suppliers. If not, they were removed from the scope of data collection.

The Service Provider also evaluated suppliers’ due diligence processes and policies based on the suppliers’ responses to certain of the questions in the CMRT. These questions ask suppliers about their internal processes regarding 3TG.

3)	Design and Implement a Strategy to Respond to Identified Risks

The results of our supplier outreach campaign and risk assessment are reviewed by our 3TG compliance team and shared with BRP’s leadership team.

BRP has developed processes to assess and respond to risks identified in the supply chain. BRP has a risk management plan, through which the 3TG compliance program is implemented, managed and monitored. Escalations are sent to non-responsive suppliers to indicate the importance of a CMRT response and BRP’s compliance expectations.

Feedback on supplier submissions is given directly to suppliers and educational resources are provided to assist suppliers in corrective action methods or to improve their internal programs. The Service Provider also communicates directly with smelters and refiners that are not yet Conformant to request sourcing information and encourage their involvement with the RMAP program.

In cases where suppliers have continuously been non-responsive or are not committed to corrective action plans, BRP may reassess the business relationship.

4)	Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

BRP does not have a direct relationship with any 3TG smelters or refiners and does not perform or direct audits of these entities within the supply chain. Instead, BRP utilizes third-party audits of smelters and refiners conducted as part of the RMAP.

5)	Report on Supply Chain Due Diligence

BRP has publicly filed a Form SD and this report with the U.S. Securities and Exchange Commission.

Identified Smelters and Refiners; Country of Origin Information

The suppliers listed 712 smelters and refiners in completed CMRTs. Of these, 242 were Conformant and 9 were Active.

“Conformant” means that a smelter or refiner has successfully completed an assessment against the applicable Responsible Minerals Assurance Process (“RMAP”) standard or an equivalent cross-recognized assessment. Included smelters and refiners were not necessarily Conformant for all or part of 2024 and may not continue to be Conformant for any future period. “Active” means that the smelter or refiner has committed to undergo an RMAP assessment, completed the relevant documents, and scheduled the on-site assessment. These may be in the pre-assessment, assessment, or corrective action phases of the assessment. All compliance status information in the tables is as of April 29, 2025. Compliance status is based on information published by the RMI, without independent verification by us.

Not all of the smelters and refiners, announced by our suppliers, may have processed the necessary 3TG contained in our in-scope products, since most suppliers reported to us at a “company or division level” the 3TG contained in all of their products, not just those in the products they sold to us. For this reason not all smelters listed by our suppliers may be linked directly to BRP’s products. Smelter and refiner country location is based on information published by the RMI, without independent verification by us.

Appendix A includes an aggregated list of countries of origin from which the reported facilities collectively source 3TGs, based on information provided through the CMRT data collection process, from direct smelter outreach and the RMAP. The 3TG in our in-scope products may not originate from all of the countries listed on Appendix A, and they may have sourced from other countries as well. Alternatively, or in addition, some of the smelters and refiners may have sourced from recycled or scrap sources.

Future Risk Mitigation Efforts

For 2024, BRP has taken, or intends to take, the following steps to mitigate the risk that the necessary 3TG in our in-scope products benefit armed groups in the Covered Countries:

●	Use the Service Provider to evaluate upstream sources of 3TG through its risk evaluation tools.

●	Provide 3TG compliance information and training resources to suppliers.

●	Encourage relevant suppliers to implement additional procedures to improve the completeness of their responses.

●	Continue to include a 3TG compliance clause in new or renewed supplier contracts, as well as in the terms and conditions of each purchase order issued.

These steps are the same we took in 2024 described elsewhere in this report, which we intend to continue to take in respect of 2025 to the extent applicable.

APPENDIX A: COUNTRIES OF ORIGIN

Andorra	Congo	Hungary	Netherlands	South Africa

Angola	Cyprus	India	New Zealand	South Sudan

Argentina	Democratic	Indonesia	Nicaragua	Spain

Republic of the
Armenia		Ireland	Niger	Sudan
Congo
Australia		Israel	Nigeria	Suriname
Djibouti
Austria		Italy	Norway	Sweden
Dominica
Azerbaijan		Japan	Oman	Switzerland
Dominican

Belarus	Republic	Kazakhstan	Panama	Taiwan

Belgium	Ecuador	Kenya	Papua New	Tajikistan

Guinea
Benin	Egypt	Korea		Tanzania
Peru
Bermuda	El Salvador	Kyrgyzstan		Thailand
Philippines
Bolivia	Eritrea	Liberia		Turkey
(Plurinational			Poland
	Estonia	Liechtenstein		Uganda
State of)
Portugal
	Ethiopia	Lithuania		United Arab
Botswana
			Republic of	Emirates
	Fiji	Luxembourg
Brazil			Korea
United
	Finland	Madagascar
Bulgaria			Russian	Kingdom
	France	Malaysia	Federation
Burkina Faso				United States
	Georgia	Mali	Rwanda
Burundi				Uruguay
	Germany	Mauritania	Saudi Arabia
Cambodia				Uzbekistan
	Ghana	Mexico	Senegal
Canada				Vietnam
	Guatemala	Mongolia	Serbia
Central African				Zambia
Republic	Guinea	Morocco	Sierra Leone
Zimbabwe
Chile	Guyana	Mozambique	Singapore

China	Honduras	Myanmar	Slovakia

Colombia	Hong Kong	Namibia	Solomon Islands